Exhibit 99.2

Li Auto Inc. Updated Disclosures

Recent Developments

Vehicle Delivery

We delivered 13,024 and 10,422 Li ONEs in June and July 2022, respectively. As of July 31, 2022, we had delivered 194,913 Li ONEs in total.

As of July 31, 2022, we had 259 retail stores in 118 cities, as well as 311 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

At-The-Market Offering

On June 28, 2022, we announced the at-the-market offering program to sell up to US$2,000,000,000 of ADSs, each representing two Class A ordinary shares of Li Auto Inc.

As of the date of this document, we have sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of Li Auto Inc. under this at-the-market offering program raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

Results of Operations for the Six Months Ended June 30, 2022

Set forth below is a discussion of our unaudited consolidated statements of comprehensive loss/income data for the six months ended June 30, 2021 and 2022. All translations from Renminbi to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect on June 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

Our total revenues increased from RMB8.6 billion for the six months ended June 30, 2021 to RMB18.3 billion (US$2.7 billion) for the six months ended June 30, 2022, primarily due to an increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB8.4 billion for the six months ended June 30, 2021 to RMB17.8 billion (US$2.7 billion) for the six months ended June 30, 2022, primarily attributable to an increase in deliveries for the six months ended June 30, 2022.

Revenues from other sales and services increased from RMB247.2 million for the six months ended June 30, 2021 to RMB502.4 million (US$75.0 million) for the six months ended June 30, 2022, primarily attributable to increases in sales of charging stalls, accessories, and services in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB7.0 billion for the six months ended June 30, 2021 to RMB14.3 billion (US$2.1 billion) for the six months ended June 30, 2022, due to the increase of vehicle deliveries as described above.

Gross Profit

As a result of the foregoing, our gross profit increased from RMB1.6 billion for the six months ended June 30, 2021 to RMB4.0 billion (US$603.5 million) for the six months ended June 30, 2022. Gross profit from vehicle sales increased from RMB1.5 billion for the six months ended June 30, 2021 to RMB3.9 billion (US$580.0 million) for the six months ended June 30, 2022. Gross profit from other sales and services increased from RMB70.1 million for the six months ended June 30, 2021 to RMB157.1 million (US$23.5 million) for the six months ended June 30, 2022. The increase in gross profit for the six months ended June 30, 2022 was primarily attributable to the increase in vehicle deliveries.

Research and Development Expenses

Our research and development expenses increased from RMB1.2 billion for the six months ended June 30, 2021 to RMB2.9 billion (US$433.8 million) for the six months ended June 30, 2022, primarily attributable to an increase in employee compensation as a result of growing number of research and development staff as well as an increase in expenses associated with new models to be introduced in the future.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB1.3 billion for the six months ended June 30, 2021 to RMB2.5 billion (US$377.4 million) for the six months ended June 30, 2022, primarily attributable to the increase in employee compensation as a result of growing number of staff as well as an increase in rental expenses associated with the expansion of our sales network.

Loss from Operations

As a result of the foregoing, operating loss increased from RMB943.6 million for the six months ended June 30, 2021 to RMB1.4 billion (US$207.7 million) for the six months ended June 30, 2022.

Interest Income and Investment Income, Net

Our net interest income and investment income slightly increased from RMB411.0 million for the six months ended June 30, 2021 to RMB412.5 million (US$61.6 million) for the six months ended June 30, 2022.

Others, Net

Other income increased from RMB30.7 million for the six months ended June 30, 2021 to RMB384.4 million (US$57.4 million) for the six months ended June 30, 2022, primarily attributable to an increase in value-added tax refunds and ADS program reimbursements.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB651.9 million (US$97.3 million) for the six months ended June 30, 2022, compared with a net loss of RMB595.5 million for the six months ended June 30, 2021.

Cash Flows and Working Capital

As of June 30, 2022, we had RMB53.6 billion (US$8.0 billion) in cash and cash equivalents, restricted cash, time deposits, and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits, and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our net operating cash inflow for the six months ended June 30, 2022 was RMB3.0 billion (US$442.4 million), compared with RMB2.3 billion for the six months ended June 30, 2021. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands, unaudited)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	2,333,970	2,963,176	442,390
Net cash (used in)/provided by investing activities	(4,110,154)	823,733	122,980
Net cash provided by financing activities	5,533,762	1,929,846	288,118
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(103,039)	885,201	132,157
Net increase in cash, cash equivalents and restricted cash	3,654,539	6,601,956	985,645
Cash, cash equivalents and restricted cash at the beginning of the period	10,172,519	30,493,064	4,552,495
Cash, cash equivalents and restricted cash at the end of the period	13,827,058	37,095,020	5,538,140

Net cash provided by operating activities for the six months ended June 30, 2022 was RMB3.0 billion (US$442.4 million), primarily attributable to our net loss of RMB651.9 million (US$97.3 million) adjusted for (i) non-cash items of RMB1.4 billion (US$211.3 million), which primarily consisted of share-based compensation expenses and depreciation and amortization and (ii) a net change in operating assets and liabilities of RMB2.2 billion (US$328.4 million). The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB3.3 billion (US$498.1 million) mainly consisting of notes payable and trade payable for raw materials, (ii) an increase in accruals and other current liabilities of RMB647.2 million (US$96.6 million) mainly consisting of payables for purchase of property, plant and equipment, advances from customers, and payables for salaries and benefits and (iii) an increase in other non-current liabilities of RMB522.6 million (US$78.0 million), partially offset by (iv) an increase in inventory of RMB1.4 billion (US$214.8 million), which was primarily attributable to increased raw materials due to increased demands and (v) an increase in prepayments and other current assets of RMB398.6 million (US$59.5 million), which was primarily attributable to an increase in notes receivable, an increase in prepaid rental and deposits, and an increase in prepayments to vendors.

Net cash provided by investing activities for the six months ended June 30, 2022 was RMB823.7 million (US$123.0 million). This was primarily attributable to (i) our redemption of short-term investments of RMB34.7 billion (US$5.2 billion), partially offset by (ii) our investment in short-term investments of RMB31.7 billion (US$4.7 billion) and (iii) purchase of property, plant and equipment and intangible assets of RMB2.0 billion (US$300.0 million).

Net cash provided by financing activities for the six months ended June 30, 2022 was RMB1.9 billion (US$288.1 million), primarily attributable to (i) proceeds from borrowings of RMB1.9 billion (US$278.0 million) with several commercial banks in China and (ii) capital injection from noncontrolling interest of RMB90.0 million (US$13.4 million).

Material Cash Requirements

Our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

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Capital Expenditures

Our capital expenditures were RMB781.6 million and RMB2.0 billion (US$300.0 million) for the six months ended June 30, 2021 and 2022, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers, laboratories, and production facilities. We plan to continue to incur capital expenditures in the future to meet our business growth. We intend to fund our future capital expenditures with net proceeds from equity and debt offerings, loan financings, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate.

Non-GAAP Financial Measure

We use adjusted net (loss)/income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, we believe that the non-GAAP financial measure helps identify underlying trends in our business and enhances the overall understanding of our past performance and future prospects. We also believe that the non-GAAP financial measure allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net (loss)/income to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the periods indicated.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands, unaudited)
Net loss	(595,456)	(651,912)	(97,326)
Shared-based compensation expenses	353,319	945,559	141,168
Adjusted net (loss)/income	(242,137)	293,647	43,842

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